
06016266


RESOURCES INC.

1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427


SEC MAIL
RECEIVED
PROCESSING
AUG 2 2 2006
WASH., D.C.
213
SECTION

August 15, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SUPPL

Attn: International Filing & Reporting Companies

Dear Sirs,

Please find enclosed a copy of the 2006 Second Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Robinson
Assistant Secretary

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL



Encl.

\kr

EXEMPTION # 82-4624

Aur RESOURCES INC.

REPORT TO SHAREHOLDERS – SECOND QUARTER 2006

AUR RESOURCES INC. REPORTS RECORD NET EARNINGS OF US$93.9 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$151.7 MILLION IN THE SECOND QUARTER OF 2006

(All dollar amounts are expressed in United States currency unless otherwise stated.)

TORONTO, ONTARIO – (CCN Matthews – August 3, 2006) – Aur Resources Inc. (TSX: AUR; SSE: AUR) today announced record net earnings for the second quarter of US$93.9 million.

"Today's production decision for the Andacollo Hypogene Copper-Gold Deposit, together with the commencement of production at Aur's Duck Pond copper-zinc mine this fall, will see Aur's copper production almost double over the next three years" said Jim Gill, Aur's President & CEO. "We expect substantial benefits for Aur shareholders from our increased production and continuing strong copper prices in the years ahead."

Second Quarter Highlights - 2006

- **Record Net Earnings** of $93.9 million, $0.97 (CDN$1.10) per share, in the second quarter, an increase of 157% compared to 2005.
- **Record Cash Flow from Operating Activities** of $151.7 million in the second quarter, an increase of 190% compared to 2005.
- **Cash and Working Capital** increased to $498.6 million and $424.6 million, respectively, as at June 30, 2006.
- **Cash per Share** of $5.12 (CDN$5.71) at June 30, 2006.
- **Dividends** of $13.1 million declared on June 1, 2006, paid to Aur shareholders on July 1, 2006.
- **Credit Rating Upgrade** to investment grade BBB (low) by Dominion Bond Rating Service.



Financial Results

Second Quarter

Mining revenues were $219.4 million in the second quarter of 2006, compared to $109.6 million for the same period in 2005. Net earnings were $93.9 million, equal to $0.97 per share for the quarter, a 157% increase over net earnings of $36.5 million or $0.38 per share for the same quarter last year. Cash flow from operating activities was $151.7 million, equal to $1.57 (CDN$1.78) per share, compared to $52.3 million or $0.55 per share in the second quarter of 2005. Aur's consolidated cash position at June 30, 2006 increased by $96.3 million to $498.6 million from March 31, 2006, and working capital increased by $79.3 million to $424.6 million. Aur's consolidated cash exceeded its $125 million senior notes debt by $373.6 million at June 30, 2006.

Aur's realized copper price, including $0.07 per pound of cathode sales premiums and $0.72 per pound of quotational period pricing adjustments, averaged $4.06 per pound in the second quarter of 2006, compared to the LME average price for the quarter of $3.27 per pound.

Six Months

Mining revenues were $354.5 million for the six months ended June 30, 2006, approximately 72% higher than the $206.1 million for the same period in 2005. Net earnings were $140.7 million, equal to $1.45 per share for the six months ended June 30, 2006, a 102% increase over net earnings of $69.7 million or $0.73 per share for the same period last year. Cash flow from operating activities was $227.7 million, equal to $2.35 (CDN$2.68) per share for the year to date, compared to $96.1 million or $1.01 per share in 2005. Aur's consolidated cash position at June 30, 2006 increased by $137.4 million to $498.6 million from December 31, 2005, and working capital increased by $82.8 million to $424.6 million.

Aur's realized copper price, including $0.07 per pound of cathode sales premiums and $0.46 per pound of quotational period pricing adjustments, averaged $3.29 per pound during the six months ended June 30, 2006, compared to the LME average price of $2.76 per pound for the year to date.

The following table presents a summary of Aur's Consolidated Statements of Operations for the periods ended June 30, 2006 and 2005:

	Three months ended June 30 ($000's)			Six months ended June 30 ($000's)		
	2006	2005	Change	**2006**	2005	Change
Mining revenues	**219,442**	109,636	109,806	**354,546**	206,149	148,397
Mining expenses	**(40,017)**	(45,381)	5,364	**(79,220)**	(83,355)	4,135
Depreciation & amortization	**(7,288)**	(8,223)	935	**(14,841)**	(16,674)	1,833
Mine closure & site restoration	**(369)**	(715)	346	**(699)**	(1,501)	802
ENAMI copper price participation	**(11,453)**	(988)	(10,465)	**(15,733)**	(988)	(14,745)
Non-controlling interests	**(34,447)**	(5,668)	(28,779)	**(52,952)**	(11,332)	(41,620)
Operating earnings	**125,868**	48,661	72,207	**191,101**	92,299	98,802
Business development	**(2,041)**	(1,369)	(672)	**(3,886)**	(2,641)	(1,245)
Administration	**(2,123)**	(1,620)	(503)	**(4,959)**	(3,783)	(1,176)
Interest on long-term debt	**(2,110)**	(2,110)	-	**(4,219)**	(4,219)	-
Stock-based compensation	**(372)**	(287)	(85)	**(931)**	(864)	(67)
Taxes	**(30,870)**	(8,628)	(22,242)	**(46,598)**	(15,960)	(30,638)
Interest and other	**5,552**	1,839	3,713	**10,151**	4,914	5,237
Net earnings	**93,904**	36,486	57,418	**140,659**	69,746	70,913
Basic earnings per share	**0.97**	0.38	0.59	**1.45**	0.73	0.72

Metal Production and Sales

Second Quarter

Metal production from the Andacollo and Quebrada Blanca Mines in the second quarter of 2006 was 53.9 million pounds of copper, compared to 61.1 million pounds of copper, 4.2 million pounds of zinc, 75,000 ounces of silver and 2,100 ounces of gold in the second quarter of 2005 of which 6.0 million pounds represented Aur's share of production from the Louvicourt Mine which closed on July 12, 2005. Mining revenues were $219.4 million in the second quarter of 2006, a $109.8 million increase over the same period in 2005. The increase was primarily due to higher realized copper prices, which were $2.42 per pound higher.

Minesite cash operating costs were $40.0 million in the second quarter of 2006, compared to $45.4 million in 2005. Aur's cash operating cost per pound of copper sold was $0.74 for the quarter, $0.03 per pound higher than in the second quarter of 2005, primarily as a result of 10.3 million fewer pounds sold in the second quarter of 2006, compared to 2005.

Six Months

Metal production from the Andacollo and Quebrada Blanca Mines for the six months ended June 30, 2006 was 109.1 million pounds of copper, compared to 121.8 million pounds of copper, 8.0 million pounds of zinc, 127,000 ounces of silver and 4,200 ounces of gold for the same period in 2005. There were 12.7 million fewer pounds of copper produced for the year to date, compared to 2005, of which 11.1 million pounds represented Aur's share of production from the Louvicourt Mine. Mining revenues were $354.5 million for the six months ended June 30, 2006, a $148.4 million increase over the same period in 2005. The increase was primarily due to higher realized copper prices, which were $1.66 per pound higher.

Minesite cash operating costs were $79.2 million for the six months ended June 30, 2006, compared to $83.4 million in 2005. Aur's cash operating cost per pound of copper sold was $0.74 for the six months ended June 30, 2006, $0.05 per pound higher than in the same period of 2005. The higher unit operating costs resulted primarily from 14.0 million fewer pounds sold for the year to date, compared to 2005.

Mine Operating Earnings [(1)]

The following table presents a summary of mine operating earnings for the periods ended June 30, 2006 and 2005.

	Three months ended June 30 ($000's)			**Six months ended June 30 ($000's)**		
	2006	2005	Change	**2006**	2005	Change
Louvicourt	**-**	6,646	(6,646)	**-**	13,292	(13,292)
Andacollo	**30,426**	12,371	18,055	**50,851**	24,870	25,981
Quebrada Blanca	**148,999**	45,238	103,761	**224,475**	84,632	139,843
	179,425	64,255	115,170	**275,326**	122,794	152,532

(1) Mine operating earnings equals mining revenues less mining expenses.



Mine Operating Cash Flow

Cash flow from mine operating activities was $154.2 million in the second quarter of 2006, compared to $55.2 million for the same period last year. Mine operating cash flow increased 179.2% in the second quarter of 2006 by comparison to 2005.

Andacollo Mine

Second Quarter

The Andacollo Mine produced 8.7 million pounds of LME registered cathode copper during the second quarter of 2006, compared to 12.3 million pounds in the second quarter of 2005. A total of 3.7 million tonnes of rock, of which 1.0 million tonnes was heap leach ore and 0.7 million tonnes was dump leach ore, was mined at a strip ratio of 1.9:1. A total of 4.6 million tonnes of rock, of which 1.1 million tonnes was heap leach ore, was mined at a strip ratio of 3.3:1 in the second quarter of 2005. Highly altered ore, initially encountered in the first quarter of the year, continued to negatively impact leaching in the second quarter and resulted in lower production than forecast. Copper inventories rose in the quarter as a consequence of the longer leach cycle times.

Andacollo's revenues of $36.8 million, generated from the sale of 8.6 million pounds of copper in the second quarter of 2006, were $16.7 million higher than the revenues of $20.1 million in the second quarter of 2005 as a result of higher copper prices. Cash operating costs were $6.3 million; $1.4 million lower than for the same period in 2005 principally due to the lower copper production. The cash operating costs in the second quarter of 2006 were $0.73 per pound of copper sold, $0.10 per pound higher than in 2005, principally due to the 3.5 million fewer pounds of copper sold in the second quarter of 2006, compared to the same period in 2005. Cash flow from operating activities was $28.0 million in the second quarter of 2006, compared to $13.5 million in 2005. Expenditures on property, plant and equipment were $3.1 million in the second quarter, of which $0.5 million was sustaining capital and $2.6 million was for special projects, including $1.5 million on the dump leach facility, $0.4 million on the heap leach pad expansion and $0.7 million on the Hypogene Deposit feasibility study update, compared to $0.8 million in 2005.

Six Months

Andacollo produced 20.4 million pounds of LME registered cathode copper during the six months ended June 30, 2006, compared to 25.2 million pounds in 2005. A total of 8.3 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 1.1 million tonnes was dump leach ore, was mined at a strip ratio of 1.8:1. A total of 9.4 million tonnes of rock, of which 2.1 million tonnes was heap leach ore, was mined at a strip ratio of 3.4:1 in 2005.

Andacollo's revenues of $66.0 million, generated from the sale of 20.3 million pounds of copper for the six months ended June 30, 2006, were $25.1 million higher than the revenues of $40.9 million in 2005 as a result of higher copper prices. Cash operating costs were $15.1 million, $0.9 million lower than for the same period in 2005. The cash operating costs in 2006 were $0.74 per pound of copper sold, $0.10 per pound higher than in 2005, principally due to the 4.7 million fewer pounds of copper sold for the six months ended June 30, 2006, compared to the same period in 2005. Cash flow from operating activities was $49.1 million for the six months ended June 30, 2006, compared to $25.8 million in 2005. Expenditures on property, plant and equipment were $5.4 million, of which $0.8 million was sustaining capital and $4.6 million was for special projects, including $2.6 million on the dump leach facility, $0.8 million on the heap leach pad expansion and $1.2 million on the Hypogene Deposit feasibility study, compared to $1.1 million in 2005.

Quebrada Blanca Mine

Second Quarter

The Quebrada Blanca Mine had an excellent second quarter in which it had produced 45.3 million pounds of LME registered cathode copper, compared to 42.8 million pounds in the second quarter of 2005. A total of 8.9 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 2.7 million tonnes was dump leach ore, was mined at a strip ratio of 1:1 in the second quarter of 2006, compared to 9.4 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 3.8 million tonnes was dump leach ore, at a strip ratio of 0.7:1 for the second quarter 2005.

Quebrada Blanca's revenues, generated from the sale of 45.4 million pounds of copper, were $182.7 million in the second quarter of 2006, compared to $76.0 million generated from the sale of 46.1 million pounds of copper in 2005. The $106.7 million increase in revenues was primarily due to a higher realized copper price. Cash operating costs of $33.7 million were $2.9 million higher than in the same period in 2005. Cash operating costs were $0.74 per pound of copper sold, $0.07 per pound higher than in the second quarter of 2005 due to significantly higher energy, acid, labour and transportation costs and a 7% increase in the value of the Chilean peso relative to the United States dollar. Cash flow from operating activities was $126.2 million in the second quarter of 2006 compared to $37.3 million in 2005. Expenditures on property, plant and equipment were $1.6 million in the second quarter, of which $1.1 million was sustaining capital, compared to $0.2 million in 2005.

Six Months

The Quebrada Blanca Mine produced 88.7 million pounds of LME registered cathode copper for the six months ended June 30, 2006, compared to 85.5 million pounds in 2005. A total of 17.2 million tonnes of rock, of which 3.8 million tonnes was heap leach ore and 4.6 million tonnes was dump leach ore, was mined at a strip ratio of 1.1:1 compared to 18.5 million tonnes of rock, of which 3.7 million tonnes was heap leach ore and 6.3 million tonnes was dump leach ore, at a strip ratio of 0.8:1 in 2005.

Quebrada Blanca's revenues, generated from the sale of 87.5 million pounds of copper, were $288.6 million for the six months ended June 30, 2006, compared to $139.8 million generated from the sale of 85.6 million pounds of copper in 2005. The $148.8 million increase in revenues was due to a higher realized copper price and the higher sales volumes. Cash operating costs of $64.1 million were $8.9 million higher than in the same period in 2005. Cash operating costs were $0.73 per pound of copper sold, $0.09 per pound higher than in 2005 due to higher energy, acid, labour and transportation costs and the negative impact of a strong Chilean peso relative to the United States dollar. Cash flow from operating activities was $190.1 million in 2006 compared to $72.9 million in 2005. Expenditures on property, plant and equipment were $1.6 million, compared to $0.3 million in 2005.

Development Projects

Duck Pond – Newfoundland

The Duck Pond copper-zinc mine is on schedule to begin production in the fourth quarter of this year.

Underground development is proceeding as planned. The access ramp is now approximately 1,800 metres from the collar, the ventilation raise has broken through to surface, lateral development has been initiated on two levels and approximately 13,500 metres of underground definition drilling has been completed.



Work in the concentrator is progressing well with dry commissioning of the grinding and flotation equipment scheduled to begin in August. Work on the tailings pond, mechanical shop and warehouse, the mine dry and assay lab, and the concentrate warehouse at the Turf Point ship-loading facility, is progressing as planned.

Initial ore production is expected to begin in August, with pre-commercial production of 5.2 million pounds of copper and 10.6 million pounds of zinc in concentrates expected in 2006.

Andacollo Hypogene Copper-Gold Deposit – Chile

On August 3, 2006, Aur announced a production decision for the large Andacollo Hypogene Copper-Gold Deposit located near Andacollo, Chile (see press release dated August 3, 2006 entitled "Aur Resources Inc. Announces a Production Decision for the Andacollo Hypogene Copper-Gold Deposit in Chile). The deposit, which has measured and indicated reserves in the current mine plan of 429 million tonnes at an average grade of 0.39% Cu and 0.13 g/t Au, will be developed, at a capital cost of $336 million, to produce, on average, 157 million pounds of copper and 57,200 ounces of gold annually for a minelife of 21 years. Development of the project will commence immediately and initial production is expected by late 2009. An internal rate of return (IRR) of 21% on the invested capital will be achieved, on a full equity basis after tax, at a copper price of $1.50 in 2010 and $1.20 thereafter and a gold price of $700/oz in 2010, $725/oz in 2011 and $400/oz thereafter. Capital payback is expected in 2.9 years on this basis. The average cost per pound of copper sold, net of by-product gold credits, is expected to be $0.75 for the first 10 years of operation and $0.82 over the full minelife. For further information on this project, see the press release referenced above.

Other Financial Information

Business Development

Aur's expenditures on its exploration projects and the identification and evaluation of acquisitions were $2.0 million and $3.9 million in the second quarter and for the year to date, respectively, compared to $1.4 million and $ 2.6 million, respectively, in 2005. The first phase drilling program on the El Dorado gold-silver property in southern Argentina was completed in the second quarter. The target quartz veins and hydrothermal breccias were intersected; however, no gold-silver mineralization of economic significance was identified. Trenching of a new gold-silver prospect identified on this property is currently being carried out. Two new base metal properties, located in southern Mexico were optioned during the quarter of which the Camacho property in the State of Zacatecas is expected to be drilled in 2006. The search for development stage deposits and/or producing mines which meet Aur's investment criteria continues in Africa, Eastern Europe and CIS countries, as well as the Americas. A number of assets have been identified and are under evaluation.

Administration

Administration expenses were $2.1 million and $5.0 million in the second quarter and for the year to date, respectively, compared to $1.6 million and $3.8 million in 2005, the increase being primarily due to the negative impact of the strong Canadian dollar versus the United States dollar.

Depreciation and amortization

Depreciation and amortization expenses were, as expected, $7.3 million and $14.8 million in the second quarter and first half of the year, respectively, compared to $8.2 million and $16.7 million in 2005, the reduction being primarily due to the increased supergene reserves at the Andacollo Mine.



Mine closure and site restoration

Non-cash mine closure and site restoration expenses for the Andacollo and Quebrada Blanca Mines were $0.4 million and $0.7 million in the second quarter and for the year to date, respectively, compared to $0.7 million and $1.5 million in 2005. These expenses were lower in 2006, primarily as a result of no further costs being accrued for Louvicourt.

Interest on long-term debt

Interest expense on Aur's $125 million senior notes debt were $2.1 million and $4.2 million in the second quarter and for the year to date, respectively, for both 2006 and 2005 and will be $8.4 million for the year.

Stock-based compensation

Stock-based compensation expense was $0.3 million for the three months and $0.9 million for the six month periods of both 2006 and 2005.

ENAMI copper price participation

A copper price participation expense related to the Quebrada Blanca Mine, payable to ENAMI, of $11.5 million and $15.7 million was accrued in the second quarter and for the year to date, respectively, compared to $1.0 million in 2005.

Interest and other

The net amount of interest and other expenses and revenues was positive $5.6 million and $10.2 million in the second quarter and for the year to date, respectively, compared to a positive $1.8 million and $4.9 million, respectively, in 2005. Net revenues in the second quarter were primarily due to interest and other income of $5.4 million.

Provision for income and resource taxes

Provision for taxes was $30.9 million in the second quarter and $46.6 million for the year to date, respectively, compared to $8.6 million and $16.0 million in 2005. Current income taxes for the six months ended June 30, 2006 totaled $28.5 million, of which $23.3 million related to Quebrada Blanca and $5.2 million related to Andacollo. Chilean specific mining taxes totaled $2.7 million, of which $2.6 million related to Quebrada Blanca and $0.1 million related to Andacollo. The higher tax expense in 2006 is a result of higher earnings.

Non-controlling interests

Non-controlling interests expense, related to the interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $34.4 million and $53.0 million in the second quarter and in the year to date, respectively, of 2006, compared to $5.7 million and $11.3 million for the same periods in 2005.

Aur is entitled to receive 76.5% and 63% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at June 30, 2006, the entitlement of the non-controlling interests to cash distributions was $16.1 million. A $32.7 million cash distribution in the form of dividends was made to non-controlling interests in the Quebrada Blanca Mine in June 2006.

Working capital

Working capital increased $79.3 million during the second quarter to $424.6 million at June 30, 2006, primarily due to increased cash balances resulting from operating activities.



Property, plant and equipment

Investments in property, plant and equipment totaled $18.6 million during the second quarter of 2006, compared to $2.6 million for the same period in 2005. These investments included $13.9 million invested at Duck Pond, $3.1 million invested at Andacollo and $1.6 million invested at Quebrada Blanca. Investments in property, plant and equipment totaled $42.2 million for the six months ended June 30, 2006, of which $10.0 million was for the 2005 copper price participation paid to Teck Cominco, $25.5 million was invested at Duck Pond, $5.4 million at Andacollo and $1.6 million at Quebrada Blanca.

2006 Outlook

Aur has used an LME copper price of $3.31 per pound for the remaining six months in developing this 2006 outlook.

In 2006, Aur expects its share of the 219 million pounds of copper production from the Andacollo and Quebrada Blanca Mines to total approximately 160 million pounds. Cash operating costs per pound of copper sold, are forecast to average $0.76 per pound in 2006. In addition, 5.2 million pounds of copper and 10.6 million pounds of zinc are expected to be produced by the Duck Pond Mine in 2006, the revenue from which will be credited to the capital development costs.

Revenue is forecast to be approximately $734 million. Mine operating costs are expected to be $167 million. Operating profit, after business development, administration and senior notes interest costs, is expected to be approximately $540 million. Net earnings, after other expenses including depreciation and amortization, non-cash mine closure expenses, income tax provision and non-controlling interests totaling $245 million, are forecast at approximately $295 million, equal to $3.03 or CDN$3.48 per share.

Cash flow from operating activities is forecast to be approximately $471 million. Cash expenditures associated with financing activities are expected to total $117 million and are comprised of $25 million for dividends to Aur shareholders, $6 million copper price participation to ENAMI, $3 million for capital leases and $89 million for dividend payments to non-controlling interests of Quebrada Blanca, offset by proceeds of $6 million, from common share issuances related to the exercise of employee stock options. Cash expenditures on investing activities are expected to total $103 million in 2006, comprised primarily of $66 million at Duck Pond, $14 million at Andacollo of which $8.4 million is for the Hypogene Project, $13 million at the Quebrada Blanca Mine and $10 million to Teck Cominco for the 2005 copper price participation. Aur's consolidated cash balance at December 31, 2006 is, therefore, forecast to be $612 million.

Aur's sensitivity to copper price is such that a $0.50 per pound increase or decrease in the price of copper from $3.31 per pound, in the remaining six months of 2006, would change the 2006 net earnings by $33 million and cash flow from operating activities by $57 million.

On behalf of the Board,



President & Chief Executive Officer



This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2005 Annual Report and/or in Aur's Annual Information Form dated March 24, 2006 ("AIF") and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, timing and costs of the development of new deposits, operating costs, ongoing expenditures on property, plant and equipment, levels of and increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions and include parameters, assumptions and conclusions in any feasibility studies. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual consolidated financial statements, Annual Information Form ("AIF"), Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended June 30

2006		Andacollo	Quebrada Blanca	Total
Ore (tonnes)				
Heap leach		894,321	1,841,023	n/a
Dump leach		734,415	2,673,006	n/a
Copper Grade (%TCu)				
Heap leach		0.74	1.32	n/a
Dump leach		0.36	0.55	n/a
Copper (000 pounds)				
Produced		8,666	45,281	53,947
Sold		8,647	45,355	54,002
Less: non-controlling interests		(3,199)	(10,657)	(13,856)
Net to Aur		5,448	34,698	40,146
Inventory		666	4,308	4,974
Cost per pound of copper sold		0.73	0.74	0.74
2005	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	386,401	1,016,456	1,875,392	n/a
Grade				
Copper (%)	2.45	0.86	1.30	n/a
Zinc (%)	1.79	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	1.04	-	-	n/a
Copper (000 pounds)				
Produced	6,022	12,317	42,777	61,116
Sold	6,022	12,181	46,141	64,344
Less: non-controlling interests	-	(3,654)	(4,614)	(8,268)
Net to Aur	6,022	8,527	41,527	56,076
Inventory	-	750	2,392	3,142
Other metals produced and sold				
Zinc (pounds)	4,214,000	-	-	4,214,000
Gold (ounces)	2,100	-	-	2,100
Silver (ounces)	75,000	-	-	75,000
Cost per pound of copper sold	0.51	0.63	0.67	0.65

Notes: 1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represent Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively, in 2005 and Aur's 63% and 76.5% beneficial interests in Andacollo and Quebrada Blanca in 2006.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

PRODUCTION STATISTICS
Six months ended June 30

2006		Andacollo	Quebrada Blanca	Total
Ore (tonnes)				
Heap leach		1,808,448	3,792,319	n/a
Dump leach		1,067,531	4,596,896	n/a
Copper Grade (%TCu)				
Heap leach		0.74	1.31	n/a
Dump leach		0.39	0.55	n/a
Copper (000 pounds)				
Produced		20,353	88,714	109,067
Sold		20,315	87,465	107,780
Less: non-controlling interests		(12,403)	(20,552)	(32,955)
Net to Aur		7,912	66,913	74,825
Inventory		666	4,308	4,974
Cost per pound of copper sold		0.74	0.73	0.74
2005	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	768,854	2,083,463	3,667,709	n/a
Grade				
Copper (%)	2.28	0.83	1.31	n/a
Zinc (%)	1.78	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.92	-	-	n/a
Copper (000 pounds)				
Produced	11,082	25,229	85,455	121,766
Sold	11,082	25,035	85,615	121,732
Less: non-controlling interests	-	(7,511)	(8,561)	(16,072)
Net to Aur	11,082	17,524	77,054	105,660
Inventory	-	750	2,392	3,142
Other metals produced and sold				
Zinc (pounds)	8,017,000	-	-	8,017,000
Gold (ounces)	4,200	-	-	4,200
Silver (ounces)	127,000	-	-	127,000
Cost per pound of copper sold	0.40	0.64	0.64	0.62

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represent Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively, in 2005 and Aur's 63% and 76.5% beneficial interests in Andacollo and Quebrada Blanca in 2006.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.



AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

June 30, 2006
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors



Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Mining revenues	**219,442**	109,636	**354,546**	206,149
Expenses				
Mining	**40,017**	45,381	**79,220**	83,355
Business development	**2,041**	1,369	**3,886**	2,641
Administration	**2,123**	1,620	**4,959**	3,783
Depreciation and amortization	**7,288**	8,223	**14,841**	16,674
Mine closure and site restoration	**369**	715	**699**	1,501
Interest on long-term debt	**2,110**	2,110	**4,219**	4,219
Stock-based compensation	**372**	287	**931**	864
ENAMI copper price participation	**11,453**	988	**15,733**	988
Interest and other (note 7)	**(5,552)**	(1,839)	**(10,151)**	(4,914)
	60,221	58,854	**114,337**	109,111
Earnings before taxes and non-controlling interests	**159,221**	50,782	**240,209**	97,038
Income and resource taxes	**(30,870)**	(8,628)	**(46,598)**	(15,960)
Earnings before non-controlling interests	**128,351**	42,154	**193,611**	81,078
Non-controlling interests	**(34,447)**	(5,668)	**(52,952)**	(11,332)
Net earnings for the period	**93,904**	36,486	**140,659**	69,746
Basic earnings per share (note 6(b))	**0.97**	0.38	**1.45**	0.73
Diluted earnings per share (note 6(b))	**0.96**	0.38	**1.44**	0.73

Consolidated Statements of Retained Earnings

(in thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Retained earnings – beginning of period	**301,537**	161,906	**254,782**	128,646
Net earnings for the period	**93,904**	36,486	**140,659**	69,746
Dividends on common shares	**(13,145)**	(3,817)	**(13,145)**	(3,817)
Retained earnings – end of period	**382,296**	194,575	**382,296**	194,575

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Operations for the three months ended June 30
(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Mining revenues	36,758	182,684	-	**219,442**
Expenses				
Mining	6,332	33,685	-	**40,017**
Business Development	-	-	2,041	**2,041**
Administration	-	-	2,123	**2,123**
Depreciation and amortization	878	6,309	101	**7,288**
Mine closure and site restoration	204	165	-	**369**
Interest on long-term debt	-	-	2,110	**2,110**
Stock-based compensation	-	-	372	**372**
ENAMI copper price participation	-	11,453	-	**11,453**
Interest and other	(945)	(1,797)	(2,810)	**(5,552)**
	6,469	49,815	3,937	**60,221**
Earnings (loss) before taxes	30,289	132,869	(3,937)	**159,221**
Income and resource taxes	(5,501)	(25,308)	(61)	**(30,870)**
Earnings (loss) before non-controlling interests	24,788	107,561	(3,998)	**128,351**
Non-controlling interests	(9,172)	(25,275)	-	**34,447**
Net earnings (loss)	15,616	82,286	(3,998)	**93,904**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	13,557	20,093	75,986	-	109,636
Expenses					
Mining	6,911	7,722	30,748	-	45,381
Business Development	-	-	-	1,369	1,369
Administration	-	-	-	1,620	1,620
Depreciation and amortization	178	2,104	5,977	(36)	8,223
Mine closure and site restoration	110	93	512	-	715
Interest on long-term debt	-	-	-	2,110	2,110
Stock-based compensation	-	-	-	287	287
ENAMI copper price participation	-	-	988	-	988
Interest and other	(182)	474	(100)	(2,031)	(1,839)
	7,017	10,393	38,125	3,319	58,854
Earnings (loss) before taxes	6,540	9,700	37,861	(3,319)	50,782
Income and resource taxes	(2,519)	(1,210)	(6,650)	1,751	(8,628)
Earnings (loss) before non-controlling interests	4,021	8,490	31,211	(1,568)	42,154
Non-controlling interests	-	(2,547)	(3,121)	-	(5,668)
Net earnings (loss)	4,021	5,943	28,090	(1,568)	36,486

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Operations for the six months ended June 30
(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Mining revenues	65,965	288,581	-	**354,546**
Expenses				
Mining	15,114	64,106	-	**79,220**
Business Development	-	-	3,886	**3,886**
Administration	-	-	4,959	**4,959**
Depreciation and amortization	2,460	12,186	195	**14,841**
Mine closure and site restoration	411	288	-	**699**
Interest on long-term debt	-	-	4,219	**4,219**
Stock-based compensation	-	-	931	**931**
ENAMI copper price participation	-	15,733	-	**15,733**
Interest and other	(1,583)	(2,577)	(5,991)	**(10,151)**
	16,402	89,736	8,199	**114,337**
Earnings (loss) before taxes	49,563	198,845	(8,199)	**240,209**
Income and resource taxes	(8,606)	(37,989)	(3)	**(46,598)**
Earnings (loss) before non-controlling interests	40,957	160,856	(8,202)	**193,611**
Non-controlling interests	(15,154)	(37,798)	-	**(52,952)**
Net earnings (loss)	25,803	123,058	(8,202)	**140,659**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	25,456	40,887	139,806	-	206,149
Expenses					
Mining	12,164	16,017	55,174	-	83,355
Business Development	-	-	-	2,641	2,641
Administration	-	-	-	3,783	3,783
Depreciation and amortization	766	4,546	11,289	73	16,674
Mine closure and site restoration	248	251	1,002	-	1,501
Interest on long-term debt	-	-	-	4,219	4,219
Stock-based compensation	-	-	-	864	864
ENAMI copper price participation	-	-	988	-	988
Interest and other	(177)	348	(561)	(4,524)	(4,914)
	13,001	21,162	67,892	7,056	109,111
Earnings (loss) before taxes	12,455	19,725	71,914	(7,056)	97,038
Income and resource taxes	(5,010)	(1,740)	(12,555)	3,345	(15,960)
Earnings (loss) before non-controlling interests	7,445	17,985	59,359	(3,711)	81,078
Non-controlling interests	-	(5,396)	(5,936)	-	(11,332)
Net earnings (loss)	7,445	12,589	53,423	(3,711)	69,746

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at June 30 2006 (Unaudited) $	December 31 2005 $
Assets		
Current		
Cash	**498,621**	361,263
Receivables	**6,750**	11,751
Inventories and prepaid expenses (note 2)	**69,090**	62,934
	574,461	435,948
Property, plant and equipment	**320,701**	290,919
Future income and resource taxes	**3,387**	3,387
Long-term copper inventory and other (note 3)	**22,206**	23,127
	920,755	753,381
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**59,730**	55,224
Dividends payable	**13,073**	12,384
Copper price participations (note 4)	**25,733**	15,959
Payable to non-controlling interests	**16,102**	6,534
Current portion of obligation under capital lease	**2,969**	3,387
Current portion of mine closure and site restoration	**1,022**	718
Current portion of senior notes	**31,250**	-
	149,879	94,206
Senior notes (note 5)	**93,750**	125,000
Obligation under capital leases	**4,831**	6,060
Future income and resource taxes	**24,206**	24,897
Mine closure and site restoration	**26,979**	26,831
Non-controlling interests	**43,804**	33,108
	193,570	215,896
	343,449	310,102
Contingency (note 10)		
Shareholders' equity		
Share capital (note 6)	**189,455**	183,654
Contributed surplus – stock-based compensation	**3,327**	2,396
Cumulative translation adjustment	**2,228**	2,447
Retained earnings	**382,296**	254,782
	577,306	443,279
	920,755	753,381

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

June 30, 2006 (Unaudited)	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Assets				
Current				
Cash	88,394	78,525	331,702	**498,621**
Receivables	1,645	2,771	2,334	**6,750**
Inventories and prepaid expenses	10,048	55,364	3,678	**69,090**
	100,087	136,660	337,714	**574,461**
Property, plant and equipment	35,330	219,157	66,214	**320,701**
Future income and resource taxes	-	-	3,387	**3,387**
Long-term copper inventory and other	-	21,262	944	**22,206**
	135,417	377,079	408,259	**920,755**
Liabilities				
Current				
Accounts payable and accrued liabilities	12,255	41,583	5,892	**59,730**
Dividends payable	-	-	13,073	**13,073**
Copper price participations	-	15,733	10,000	**25,733**
Payable to non-controlling interests	-	16,102	-	**16,102**
Current portion of obligation under capital leases	-	2,969	-	**2,969**
Current portion of mine closure and site restoration	-	-	1,022	**1,022**
Current portion of senior notes	-	-	31,250	**31,250**
	12,255	76,387	61,237	**149,879**
Senior notes	-	-	93,750	**93,750**
Obligation under capital leases	-	4,831	-	**4,831**
Future income and resource taxes	3,748	20,458	-	**24,206**
Mine closure and site restoration	5,219	18,622	3,138	**26,979**
Non-controlling interests	40,607	3,197	-	**43,804**
	61,829	123,495	158,125	**343,449**

December 31, 2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	1,489	45,224	37,805	276,745	361,263
Receivables	233	2,410	6,442	2,666	11,751
Inventories and prepaid expenses	70	9,798	50,630	2,436	62,934
	1,792	57,432	94,877	281,847	435,948
Property, plant and equipment	-	32,392	219,577	38,950	290,919
Future income and resource taxes	-	-	-	3,387	3,387
Long-term copper inventory and other	-	-	22,057	1,070	23,127
	1,792	89,824	336,511	325,254	753,381
Liabilities					
Current					
Accounts payable and accrued liabilities	566	7,579	38,740	8,339	55,224
Dividends payable	-	-	-	12,384	12,384
Copper price participations	-	-	5,959	10,000	15,959
Payable to non-controlling interests	-	-	6,534	-	6,534
Current portion of obligation under capital leases	-	-	3,387	-	3,387
Current portion of mine closure and site restoration	718	-	-	-	718
	1,284	7,579	54,620	30,723	94,206
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	-	6,060	-	6,060
Future income and resource taxes	-	3,670	21,227	-	24,897
Mine closure and site restoration	1,364	5,037	19,689	741	26,831
Non-controlling interests	-	25,453	7,655	-	33,108
	2,648	41,739	109,251	156,464	310,102

See accompanying notes to interim consolidated financial statements.



Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Operating activities				
Net earnings for the period	**93,904**	36,486	**140,659**	69,746
Non-cash items -				
Depreciation and amortization	**7,288**	8,223	**14,841**	16,674
Future income and resource taxes	**(311)**	1,730	**(690)**	3,525
Mine closure and site restoration	**499**	553	**44**	1,339
Gain on sale of marketable securities	**-**	(669)	**-**	(1,804)
(Gain) loss on disposal of property, plant and equipment	**8**	(129)	**(140)**	(145)
Interest on obligation on properties purchased	**4**	9	**9**	18
Stock-based compensation	**372**	287	**931**	864
Copper price participation	**11,453**	988	**15,733**	988
Non-controlling interests	**34,447**	5,668	**52,952**	11,332
	147,664	53,146	**224,339**	102,537
Net change in non-cash working capital items (note 8)	**4,023**	(807)	**3,353**	(6,391)
	151,687	52,339	**227,692**	96,146
Financing activities				
Dividends on common shares	**-**	-	**(12,384)**	(7,956)
Repayments of capital leases	**(740)**	(989)	**(1,626)**	(1,976)
Payments of non-controlling interests	**(32,687)**	(350)	**(32,687)**	(3,589)
Payment of copper price participation to ENAMI	**(5,916)**		**(5,916)**	-
Common shares issued	**3,598**	203	**5,800**	1,693
Foreign exchange and other	**(1,068)**	(380)	**(1,283)**	(755)
	(36,813)	(1,516)	**(48,096)**	(12,583)
Investing activities				
Payment of copper price participation	**-**	-	**(10,000)**	(10,000)
Property, plant and equipment	**(10,953)**	(1,096)	**(16,383)**	(1,448)
Mineral property development	**(7,646)**	(2,681)	**(16,081)**	(4,158)
Proceeds on sale of marketable securities	**-**	1,079	**-**	2,214
Proceeds on disposal of property, plant and equipment	**12**	145	**226**	163
	(18,587)	(2,553)	**(42,238)**	(13,229)
Increase in cash for the period	**96,287**	48,270	**137,358**	70,334
Cash – beginning of period	**402,334**	228,584	**361,263**	206,520
Cash – end of period	**498,621**	276,854	**498,621**	276,854

See accompanying notes to interim consolidated financial statements.


RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended June 30

(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Operating activities				
Net earnings (loss)	15,616	82.286	(3,998)	**93,904**
Non-cash items	10,468	43,070	222	**53,760**
	26,084	125,356	(3,776)	**147,664**
Net change in non-cash working capital items	1,923	814	1,286	**4,023**
	28,007	126,170	(2,490)	**151,687**
Financing activities				
Repayments of capital leases	-	(740)	-	**(740)**
Payments of non-controlling interests	-	(32,687)	-	**(32,687)**
Payment of copper price participation to ENAMI	-	(5,916)	-	**(5,916)**
Common shares issued	-	-	3,598	**3,598**
Foreign exchange and other	63	(1,313)	182	**(1,068)**
	63	(40,656)	3,780	**(36,813)**
Investing activities				
Property, plant and equipment	(3,046)	(1,570)	(6,337)	**(10,953)**
Mineral property development	-	-	(7,646)	**(7,646)**
Proceeds on disposal of property, plant and equipment	-	-	12	**12**
	(3,046)	(1,570)	(13,971)	**(18,587)**
Intersegment distributions to corporate	(338)	(106,937)	107,275	**-**
Increase (decrease) in cash for the period	24,686	(22,993)	94,594	**96,287**
Cash – beginning of period	63,708	101,518	237,108	**402,334**
Cash – end of period	88,394	78,525	331,702	**498,621**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	4,021	5,943	28,090	(1,568)	36,486
Non-cash items	1,697	5,954	11,119	(2,110)	16,660
	5,718	11,897	39,209	(3,678)	53,146
Net change in non-cash working capital items	(1,275)	1,625	(1,946)	789	(807)
	4,443	13,522	37,263	(2,889)	52,339
Financing activities					
Repayments of capital leases	-	(180)	(809)	-	(989)
Payments of non-controlling interests	-	(350)	-	-	(350)
Common shares issued	-	-	-	203	203
Foreign exchange and other	(53)	30	(123)	(234)	(380)
	(53)	(500)	(932)	(31)	(1,516)
Investing activities					
Property, plant and equipment	-	(771)	(230)	(95)	(1,096)
Mineral property development	-	-	-	(2,681)	(2,681)
Proceeds on sale of marketable securities	-	-	-	1,079	1,079
Proceeds on disposal of property, plant and equipment	145	-	-	-	145
	145	(771)	(230)	(1,697)	(2,553)
Intersegment distributions to corporate	(3,636)	(1,539)	(11,261)	16,436	-
Increase in cash for the period	899	10,712	24,840	11,819	48,270
Cash – beginning of period	105	2,208	43,315	180,956	228,584
Cash – end of period	1,004	12,920	70.155	192,775	276,854

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Cash Flow for the six months ended June 30

(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Operating activities				
Net earnings (loss)	25,803	123,058	(8,202)	**140,659**
Non-cash items	18,101	65,303	276	**83,680**
	43,904	188,361	(7,926)	**224,339**
Net change in non-cash working capital items	5,191	1,780	(3,618)	**3,353**
	49,095	190,141	(11,544)	**227,692**
Financing activities				
Dividends on common shares	-	-	(12,384)	**(12,384)**
Repayments of capital leases	-	(1,626)	-	**(1,626)**
Payments of non-controlling interests	-	(32,687)	-	**(32,687)**
Payment of copper price participation to ENAMI	-	(5,916)	-	**(5,916)**
Common shares issued	-	-	5,800	**5,800**
Foreign exchange and other	(155)	(443)	(685)	**(1,283)**
	(155)	(40,672)	(7,269)	**(48,096)**
Investing activities				
Payment of copper price participation	-	-	(10,000)	**(10,000)**
Property, plant and equipment	(5,403)	(1,603)	(9,377)	**(17,026)**
Mineral property development	-	-	(16,081)	**(16,383)**
Proceeds on disposal of property, plant and equipment	3	-	223	**226**
	(5,400)	(1,603)	(35,235)	**(42,238)**
Intersegment distributions to corporate	(370)	(107,146)	107,516	**-**
Increase in cash for the period	43,170	40,720	53,468	**137,358**
Cash – beginning of period	45,224	37,805	278,234	**361,263**
Cash – end of period	88,394	78,525	331,702	**498,621**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	7,445	12,589	53,423	(3,711)	69,746
Non-cash items	4,072	11,932	21,002	(4,215)	32,791
	11,517	24,521	74,425	(7,926)	102,537
Net change in non-cash working capital items	(1,899)	1,316	(1,517)	(4,291)	(6,391)
	9,618	25,837	72,908	(12,217)	96,146
Financing activities					
Dividends on common shares	-	-	-	(7,956)	(7,956)
Repayments of capital leases	-	(180)	(1,796)	-	(1,976)
Payments of non-controlling interests	-	(3,589)	-	-	(3,589)
Common shares issued	-	-	-	1,693	1,693
Foreign exchange and other	(31)	(86)	(342)	(296)	(755)
	(31)	(3,855)	(2,138)	(6,559)	(12,583)
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	(10,000)
Property, plant and equipment	-	(1,063)	(277)	(108)	(1,448)
Mineral property development	-	-	-	(4,158)	(4,158)
Proceeds on sale of marketable securities	-	-	-	2,214	2,214
Proceeds on disposal of property, plant and equipment	163	-	-	-	163
	163	(1,063)	(277)	(12,052)	(13,229)
Intersegment distributions to corporate	(9,207)	(8,980)	(11,326)	29,513	-
Increase (decrease) in cash for the period	543	11,939	59,167	(1,315)	70,334
Cash – beginning of period	461	981	10,988	194,090	206,520
Cash – end of period	1,004	12,920	70,155	192,775	276,854

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2006 and 2005
(Tabular information in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2005. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2005.

2. Inventories and prepaid expenses

	June 30 2006	December 31 2005
	$	$
Cathode copper	3,970	2,867
In-process inventories	48,942	43,808
Mine supplies	11,972	12,172
Prepaid expenses	4,206	4,087
	69,090	62,934

3. Long-term copper inventory and other

	June 30 2006	December 31 2005
	$	$
Long-term in-process copper inventory	18,747	18,747
Deferred financing cost	944	1,070
Advances to Quebrada Blanca minesite employees	2,515	3,310
	22,206	23,127

4. Copper price participations

Teck Cominco Limited ("Teck Cominco") is entitled to a copper price participation of $10 million for 2006 and $2.5 million quarterly beginning in 2007 to a maximum of $40 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.26 per pound at December 31, 2005. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004 and accrued a further $10 million liability for 2005 at December 31, 2005 as the copper price exceeded the threshold amount in both years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On January 6, 2006 the $10 million payment for 2005 was made, leaving a maximum of $20 million of future payments which depend upon future copper prices. Based upon the actual average copper price for the six months ended June 30, 2006 and the period end forward copper price for the balance of the year, the average copper price for 2006 is expected to exceed the threshold amount for 2006. Accordingly, an additional $10 million liability to Teck

Cominco has been accrued at June 30, 2006 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The inflation adjusted maximum entitlement to ENAMI for this price participation was estimated at $48.2 million at December 31, 2005, of which $5.9 million was paid on May 8, 2006. The average realized copper price for 2005 exceeded the inflation adjusted copper price for the year. Accordingly, a $6.0 million liability to ENAMI was accrued at December 31, 2005, representing the 2005 obligation with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. An additional $15.7 million liability to ENAMI has been accrued at June 30, 2006 as the average realized copper price for 2006 is expected to exceed the inflation adjusted copper price for the year.

5. Senior notes

On March 10, 2003, Aur issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The scheduled principal repayments are as follows:

	June 30 2006	December 31 2005
	$	$
Current portion		
March 2007	**31,250**	-
Long term portion		
March 2007	**-**	31,250
March 2008	**31,250**	31,250
March 2009	**31,250**	31,250
March 2010	**31,250**	31,250
	93,750	125,000
	125,000	125,000

6. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	Three months ended June 30, 2006		Three months ended June 30, 2005	
	Shares	**Amount**	Shares	Amounts
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**96,761**	**185,857**	95,176	179,759
Share purchase options exercised	**601**	**3,598**	75	203
Balance – end of period	**97,362**	**189,455**	95,251	179,962

(b) **Earnings per common share**

	Three months ended June 30		Three months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings available to shareholders	**93,904**	36,486	**140,659**	69,746
Denominator (# 000's)				
Weighted average number of shares	**96,845**	95,035	**96,845**	95,035
Basic earnings per share	**0.97**	0.38	**1.45**	0.73
(ii) Diluted				
Numerator				
Income available to shareholders	**93,904**	36,486	**140,659**	69,746
Denominator (# 000's)				
Weighted average number of shares	**96,845**	95,035	**96,845**	95,035
Potential incremental issuance from stock-based compensation	**72**	368	**72**	368
Potential issuance of shares from purchase options	**991**	717	**991**	717
	97,908	96,120	**97,908**	96,120
Diluted earnings per share	**0.96**	0.38	**1.44**	0.73

(c) **Stock-based compensation plans**

At June 30, 2006, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange, trading in Canadian dollars, and the Santiago Stock Exchange, trading in United States dollars. The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2006:

Range of exercise prices per share	Outstanding Shares	Outstanding Weighted average months remaining	Outstanding Weighted average exercise price per share	Exercisable Shares	Exercisable Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
3.30 to 5.90	269	29	4.60	53	3.56
6.11 to 8.05	1,091	44	6.76	564	6.47
10.40 to 11.21	461	53	11.17	145	11.18
12.63 to 16.45	270	56	13.92	85	12.73
	2,091			847	

The number of stock options outstanding at June 30, 2006 represents 2.1% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options for the periods ended June 30, 2006:

	Three months ended Shares	Three months ended Weighted average exercise price per share	Six months ended Shares	Six months ended Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	2,666	7.79	2,876	6.94
Granted	25	16.45	270	13.92
Exercised	(600)	6.11	1,055	5.89
Balance – end of period	2,091	8.38	2,091	8.38

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.6% (2005 – 1.4%), expected volatility of 42% (2005 – 42%), risk-free interest rate of 4.7% (2005 – 3.2%) and expected life of 24 months (2005 – 24 months).

7. **Interest and other**

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Interest on obligation under capital leases	**103**	138	**211**	285
Interest and other income	**(5,399)**	(2,080)	**(9,471)**	(3,556)
Interest and financing costs	**4**	519	**8**	532
Foreign exchange	**(411)**	283	**(902)**	(430)
Gain on sale of marketable securities	**-**	(669)	**-**	(1,804)
(Gain) loss on disposal of property, plant and equipment	**8**	(129)	**(140)**	(145)
Miscellaneous	**143**	99	**143**	204
	(5,552)	(1,839)	**(10,151)**	(4,914)

8. **Supplementary cash flow information**

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Net change in non-cash working capital:				
Receivables	**8,427**	(1,263)	**5,001**	(4,062)
Inventories	**(3,978)**	(956)	**(6,155)**	(3,326)
Accounts payable and accrued liabilities	**(426)**	1,412	**4,507**	997
	4,023	(807)	**3,353**	(6,391)
Other information:				
Interest paid	**4,219**	4,219	**4,219**	4,219
Income, resource and capital taxes paid	**34,724**	6,908	**37,703**	11,125

9. **Financial instruments**

Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

Derivatives

In January 2006, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond copper-zinc-silver-gold deposit currently under development and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.

Effective January 1, 2006, Aur adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, "Hedging Relationships", relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting.

Aur formally documents the relationship between the derivative and hedged item. Aur also notes the risk management objective and strategy for using the derivative. This process includes linking all derivatives to specific commitments for forecasted transactions.

Aur will recognize revenue on zinc forward sales contracts when the designated production is delivered to meet the contracted commitment. The average zinc price over the term of each monthly forward contract is used to calculate the revenue from the sale.

Aur's hedging commitments arising from this transaction, which are spread evenly, on a monthly basis, over the period July 2007 through December 2011 and cover approximately 75% of scheduled zinc production during the period, are:

	Zinc Forward Sales		
Year	Hedge Tonnage	Average Price $/tonne	Average Price $/lb
2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

At June 30, 2006, the estimated fair value of Aur's zinc forward sales, based on a forward spot price of $0.91 per pound, was a loss of $48.8 million.

10. Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgement confirming certain elements of the IRS reassessment. As a consequence of the foregoing, the IRS assessed CMQB with taxes of $1.9 million, including interest, penalties and inflation adjustment to date. The judgement also determined a reduction of CMQB's tax loss carry forwards in the amount of $17.5 million. CMQB has appealed such a judgement to the Court of Appeals. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees should not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the judgement of the Tax Court in the Court of Appeals, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of reassessment, plus interest, penalties and inflation adjustment to the date of the Court of Appeals judgement. At this time, the outcome of the appeal and ultimate resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

11. Subsequent event

On August 3, 2006, a production decision was made for the Andacollo Hypogene Copper-Gold Deposit (the "Deposit") located near Andacollo, Chile. The capital investment to construct the mine is estimated at $336 million and is expected to produce, on average, 157 million pounds of copper and 59,200 ounces of gold annually for a mine life of 21 years beginning in 2009. The Deposit is 100% owned by Compañía Minera Carmen de Andacollo which is itself owned 63% by Aur, 27% by Compañía Minera del Pacífico S.A, a subsidiary of CAP S.A., and 10% by ENAMI.